SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



Date
March 13, 2006

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 8, March 9 and March 13, 2006.



Best regards,

Skanska AB



06012026

PROCESSED
MAR 3 0 2006
THOMSON
FINANCIAL



Marianne Bergström

Published	Item	Document name	Required by
March 8, 2006	Press Release	Skanska to construct highway In Czech Republic for approx. SEK 1.1 billion	law and by the listing agreement with Stockholm Stock Exchange
March 9, 2006	Press Release	Skanska Annual Report Available on website	law and by the listing agreement with Stockholm Stock Exchange
March 13, 2006	Press Release	Skanska secures construction Construction project in Norway for SEK 370 M	aw and by the listing agreement with Stockholm Stock Exchange

PROCESSED
MAR 3 0 2006
THOMSON
FINANCIAL

3/29

SKANSKA

Press Release

March 13, 2006

Skanska secures construction project in Norway for SEK 370 M

Skanska has been contracted to build an office and shopping center complex in Kristiansand in southern Norway for NOK 317 M, about SEK 370 M. The contract amount is included in order bookings for the first quarter. The customer is Boinvest A/S, a subsidiary of Storebrand Eiendom.

In cooperation with the customer, Skanska has been responsible for the development of the project, which comprises 34,000 square meters of renovation and additions to the Kvartal 38 property in central Kristiansand. The assignment involves offices as well as a shopping center, with related parking.

Preparatory work has begun and construction begins in the summer. The project is scheduled to be completed in December 2008.

Skanska's major projects in progress in Norway include two assignments at the expansion of the Ormen Lange gas field totaling about NOK 1.9 billion and in Oslo the company is building an immersed tunnel under the Bjørvika cove, the Nya Akershus University Hospital and two schools in a Private Public Partnership.

In 2005, Skanska Norway had sales of NOK 10.5 billion. The company currently has about 4,200 employees.

For further information please contact:

Pia Farstad, Senior Vice President Communications, Skanska Norway,
tel +47 92 25 11 11
Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

March 9, 2006



Skanska Annual Report available on website

The Skanska Annual Report for 2005 is now available on Skanska's website, at www.skanska.com/investorrelations . At the same time, a print-out of the electronic version is available at Skanska AB's head office, Råsundavägen 2, Solna.

It is expected that printed copies of the Annual Report will be received by the shareholders on or about March 17.

In addition to the website, the Annual Report can also be ordered from Skanska AB, Investor Relations, SE-169 83 Solna, Sweden, telephone +46 (0)8-753 88 00, e-mail investor.relations@skanska.se

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For further information please contact:

Anders Lilja, Senior Vice President Investor Relations,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

March 8, 2006



Skanska to construct highway in Czech Republic for approximately SEK 1.1 billion

Skanska has secured a contract to construct a section of the D47 highway in the Czech Republic. The contract amount totals approximately SEK 1.1 billion (CZK 3.33 billion) and is included in order bookings for the first quarter of 2006.

The customer is Czech Road and Motorway Directorate and the project is being financed by government funds.

The assignment is for a 12-kilometer four-lane expressway section of the D47 at Ostrava in eastern Czech Republic. The project includes an interchange, ten highway bridges and eight other bridges. In addition, the project includes relocation of an adjacent railway line and about ten kilometers of local and approach roads. Construction will also include noise protection walls and a number of flyovers for wild animals to cross.

Preparatory work has begun and the construction work, which will begin in the autumn, is scheduled to be completed in 2009.

Skanska Czech Republic, which is the largest construction company in the Czech Republic, had sales of approximately SEK 10 billion in 2005, with about 7,000 employees. The company's largest projects in progress include expansion of the subway and rail systems in Prague, as well as the construction of a new head office for ČSOB, a Czech bank.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.